Filed by PRA Health Sciences, Inc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Science,

Commission File No. 001-36732

Date: March 3, 2021

The following communication was made by PRA Health Sciences, Inc., to its employees on March 3, 2021.

Acquisition: VP+ Employee Frequently Asked Questions

*FOR INTERNAL USE ONLY – DO NOT DISTRIBUTE

Team Management

1.	How should I address the acquisition with my direct reports, and with my larger team?

The best way to address the acquisition with direct reports and employees on your larger team is to share what has been cascaded to you by Executive Leadership. Giving factual details and following the messaging set by Executive Leaders in supporting documents will allow all employees to be on the same page. Please do not assume or speak out of turn on details that have not yet been shared.

The Executive Leadership Team will be communicating regularly with PRA leaders between now and closing.

2.	My team has a lot of questions. How should I address the questions? Where should I direct them?

It is normal for employees to have a lot of questions about an acquisition. You are their first point of contact and the person who can reassure them and help them understand the situation. It is important that you utilize the approved company messaging and FAQ to answer questions from team members. If the information that’s requested is not available in an approved document, it is likely that PRA and ICON are not able to answer that question at this time.

The questions below are likely to come up in conversations with employees during the interim period between the announcement and closing. Specific details will be available after the close of the transaction and as integrated planning commences. In the meantime, you can utilize the standard answer below to acknowledge their questions.

•	What will be the name of the new organization?

•	What is the new executive team of the combined organization?

•	Can you tell us where the new company will fall in terms of ranking by size – revenue, employees, locations, etc?

•	Will our staffing or projects change?

•	Will contract terms and pricing change?

•	Will there be any operational efficiencies that we can expect as a benefit of the transaction?

•	Will you be closing any offices?

•	Will employees be required to move or relocate?

•	Will the name PRA Health Sciences, or the brand marks/logos, go away?

Standard Answer: You pose a great question, but we are unable to provide this information at this time. When integration planning between the two companies commences later this year and as more information is provided by leadership, our team will keep you apprised of critical updates such as this at the appropriate time. Please feel free to reach out any time with additional questions or inquiries.

3.	Leading through a change as big as this one is difficult. Are there any resources that PRA has for leaders?

Leaders and functional managers are encouraged to utilize LinkedIn Learning. Also stay tuned for more information about facilitator-led “Change Management for Functional Managers” training modules coming up on March 18 and continuing through Q2 2021.

In addition, your assigned HR business partner is available to support you as you interact with employees individually and with your team. Please contact them directly for further consultation as needed.

Talent Acquisition

4.	Does this news change our plans to continue to hire?

Not at this time. PRA and ICON are operating as separate and independent companies until closing. PRA will maintain its business operations as it always has and continue to service clients effectively and efficiently. With more than 1,600 open requisitions and a healthy backlog, PRA will still be hiring to fill critical roles for the foreseeable future.

It is likely that our current employees and those candidates in our pipeline will have questions about the acquisition. You’re asked to adhere to the approved messaging to answer any questions, and to reach out to your HRBP and Talent Acquisition if further inquiries need to be addressed.

5.	Will this news cause any other issues with talent acquisition or employee retention?

With this news, our current employees and candidates in the pipeline will be bigger targets for other CROs and healthcare companies. Our employee base is one of the strongest, but it is going to take a collective effort from all PRA leaders to guide our teams through this transition and retain our talent. If you hear of top employees who are considering a move, please reach out to your divisional leaders and human resources to discuss ways to address the concerns.

Compensation and Benefits

6.	How will our 2020 MIP pay outs and 2021 LTI Awards be handled?

We are excited to be able to provide funding for MIP and LTI Awards 2021. This reflects our continued investment in our employees and their strong performance during a challenging year. We will move forward both with 2020 MIP planning as well as 2021 Annual LTI awards. Your EC member will provide you with guidance on how the budget and planning for these pools will be managed for each respective business unit.

7.	What about for our teams? Will merit and other compensation be available.

Yes, PRA is still planning to offer merit, bonus and promotions for eligible staff in 2021. More information will be coming to divisional leaders from Human Resources in the coming weeks.

8.	What are the stock trading limitations between signing and closing?

Unless you are explicitly notified by Legal that you will continue to be restricted from trading, the trading window has reopened and is scheduled to close again on March 10th.

9.	For U.S. VP+: What will happen to my ArmadaCare Benefits and other supplemental executive benefits? Any immediate impact?

No immediate changes to any supplemental executive benefits programs at this time.

10.	Should I expect any changes to my employment agreement?

All employment agreement terms will remain intact during the period between the announcement and closing.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.